Northern Dynasty: Alaska voters elect pro-development State Governor Mike Dunleavy

Anti-Pebble Ballot Measure 1 goes down to defeat

November 7, 2018 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) reports that with 98% of precincts reporting, Alaska voters in a November 6, 2018 state-wide election have elected a new Governor, Republican Mike Dunleavy.

A former State Senator, Governor-elect Dunleavy is a strong proponent of encouraging investment and responsible development of the state’s natural resources to address the significant fiscal and economic challenges facing Alaska. In electing Dunleavy, Alaska voters rejected the candidacy of a Democratic challenger who opposed development of the Pebble Project.

Dunleavy has stated that permitting decisions about resource development proposals in Alaska, including the Pebble Project, should be based on objective science and comprehensive reviews led by expert state and federal regulatory agencies.

In the key US Congressional House Representative election, incumbent Republican Don Young was the winner.

Alaska voters on November 6 also rejected Ballot Measure 1, known as the Stand For Salmon initiative, which would have fundamentally re-written the state’s regulatory framework and habitat protections for anadramous fish, and was positioned by its supporters as a vote against the Pebble Project.

The anti-resource development initiative was opposed by a broad coalition of Alaskans who coalesced behind the Stand for Alaska campaign to defeat Ballot Measure 1, including resource companies and other business interests, community and political leaders, individuals, and a majority of Alaska Native regional corporations. With 98% of precincts reporting, more than 60% of Alaska voters had cast ballots in opposition to Ballot Measure 1.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance or the outcome of litigation.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to the Company. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com